SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

MEMC Electronic Materials, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

      552715104
(CUSIP Number)

Toby E. Symonds
Managing Principal
Altai Capital Management, L.P.
152 West 57th Street, 10th Floor
New York, New York  10019
212-201-5763

With a copy to:
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
     212-373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           June 15, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552715104	SCHEDULE 13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,267,736 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,267,736 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,267,736 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (see Item 5)
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 552715104	SCHEDULE 13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,267,736 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,267,736 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,267,736 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (see Item 5)
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 552715104	SCHEDULE 13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Lancelot I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,074,364 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,074,364 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,364 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (see Item 5)
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 552715104	SCHEDULE 13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,267,736 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,267,736 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,267,736 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (see Item 5)
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 552715104	SCHEDULE 13D	Page 6 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,267,736 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,267,736 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,267,736 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (see Item 5)
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 552715104	SCHEDULE 13D	Page 7 of 11

This statement is filed with respect to the shares of the common stock, par value $0.01 per share (the “Common Stock”), of MEMC Electronic Materials, Inc. (the "Issuer") beneficially owned by Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”), Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”), Altai Capital Lancelot I GP, LLC, a Delaware limited liability company (“Lancelot GP”), Mr. Steven V. Tesoriere and Mr. Rishi Bajaj (collectively, the “Reporting Persons”) as of June 18, 2012, and amends and supplements the Schedule 13D filed on June 8, 2011 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The funds used in connection with the purchase of the shares of Common Stock (i) for the account of Altai Capital Master Fund, Ltd., a Cayman Islands exempted company (“ACMF”), were approximately $66,214,761 (including applicable commissions) and (ii) for the account of Altai Capital Lancelot I, L.P., a Delaware limited partnership (“Lancelot”), were approximately $3,171,694 (including applicable commissions). These funds were provided by working capital available to ACMF and Lancelot.

ITEM 4.  Purpose of Transaction.

The Common Stock held for the account of ACMF or Lancelot was acquired in the ordinary course of the Reporting Persons’ business of purchasing, selling and trading in securities.

Depending upon market conditions and other factors that it may deem material, the Reporting Persons may purchase additional securities of the Issuer, including shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or securities that they now beneficially own or may hereafter acquire.

The Reporting Persons have engaged or may in the future engage in discussions with and/or meet with management, the Board of Directors of the Issuer, potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities. As party of such activities, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, Board of Directors composition, ownership, capital structure, strategy and future plans of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

On June 15, 2012, the Investment Manager proposed that Steven V. Tesoriere, co-founder and Managing Principal of the Investment Manager, be appointed to the Board of Directors of the Issuer to fill the vacancy created by the recent resignation of Robert J. Boehlke from the Board.  Without limiting the scope of potential discussions or meetings that the Reporting Persons may undertake as described above, the Reporting Persons may engage in discussions with members of management, the Board of Directors or other stakeholders with respect to the potential appointment of Mr. Tesoriere to the Board.

CUSIP No. 552715104	SCHEDULE 13D	Page 8 of 11

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

ITEM 5.  Interest in Securities of the Issuer.

(a) Each of the Reporting Persons (other than Lancelot GP) may be deemed the beneficial owners of 15,193,372 shares of Common Stock held for the account of ACMF and of 1,074,364 shares held for the account of Lancelot, which collectively constitute approximately 7.0% of all of the outstanding shares of Common Stock.  Lancelot GP may be deemed the beneficial owner of 1,074,364 shares of Common Stock held for the account of Lancelot, which constitutes approximately 0.5% of all of the outstanding shares of Common Stock.  The percentages above are based on the number of shares outstanding at May 3, 2012 as disclosed in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2012.

(b) The Reporting Persons (other than Lancelot GP) have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them and held for the account of ACMF or Lancelot. Lancelot GP has the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it and held for the account of Lancelot.

(c) The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d) ACMF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)
Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 552715104	SCHEDULE 13D	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 18, 2012

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere
Title:	Managing Principal

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere
Title:	Manager

ALTAI CAPITAL LANCELOT I GP, LLC

By:	/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere
Title:	Manager

/s/ Steven V. Tesoriere
Name: Steven V. Tesoriere

/s/ Rishi Bajaj
Name: Rishi Bajaj

CUSIP No. 552715104	SCHEDULE 13D	Page 10 of 11

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected during the past sixty (60) days:

Person	Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. commissions)
ACMF	04/24/2012	Common	71,029	$3.4498
ACMF	04/25/2012	Common	326,865	$3.4590
ACMF	04/26/2012	Common	466,950	$3.55
ACMF	04/27/2012	Common	46,695	$3.6519
ACMF	04/27/2012	Common	700,425	$3.5952
ACMF	04/27/2012	Common	233,475	$3.5844
ACMF	05/02/2012	Common	186,720	$3.5968
ACMF	05/03/2012	Common	93,360	$3.477
ACMF	05/03/2012	Common	186,720	$3.49
ACMF	05/03/2012	Common	140,040	$3.4978
ACMF	05/03/2012	Common	93,360	$3.4868
ACMF	05/04/2012	Common	93,370	$3.4
ACMF	05/04/2012	Common	93,370	$3.3999
ACMF	05/07/2012	Common	186,740	$3.3286
ACMF	05/07/2012	Common	93,370	$3.35
ACMF	05/17/2012	Common	653,590	$1.6692
ACMF	05/18/2012	Common	233,425	$1.64
ACMF	05/18/2012	Common	233,425	$1.67
ACMF	05/29/2012	Common	40,803	$1.6388
ACMF	05/29/2012	Common	1,867,400	$1.6816
ACMF	05/30/2012	Common	466,850	$1.6887
ACMF	05/30/2012	Common	280,110	$1.6744
ACMF	05/30/2012	Common	466,850	$1.69
ACMF	05/31/2012	Common	466,850	$1.682
ACMF	05/31/2012	Common	317,458	$1.6488
ACMF	05/31/2012	Common	149,392	$1.6431
ACMF	06/15/2012	Common	186,700	$2.015
ACMF	06/15/2012	Common	46,675	$2.0097
ACMF	06/15/2012	Common	140,025	$2.0423
ACMF	06/15/2012	Common	93,350	$2.03
Lancelot	04/24/2012	Common	5,027	$3.4498
Lancelot	04/25/2012	Common	23,135	$3.4590
Lancelot	04/26/2012	Common	33,050	$3.55
Lancelot	04/27/2012	Common	3,305	$3.6519

CUSIP No. 552715104	SCHEDULE 13D	Page 11 of 11

Person	Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. commissions)
Lancelot	04/27/2012	Common	49,575	$3.5952
Lancelot	04/27/2012	Common	16,525	$3.5844
Lancelot	05/02/2012	Common	13,280	$3.5968
Lancelot	05/03/2012	Common	6,640	$3.477
Lancelot	05/03/2012	Common	13,280	$3.49
Lancelot	05/03/2012	Common	9,960	$3.4978
Lancelot	05/03/2012	Common	6,640	$3.4868
Lancelot	05/04/2012	Common	6,630	$3.4
Lancelot	05/04/2012	Common	6,630	$3.3999
Lancelot	05/07/2012	Common	13,260	$3.3286
Lancelot	05/07/2012	Common	6,630	$3.35
Lancelot	05/17/2012	Common	46,410	$1.6692
Lancelot	05/18/2012	Common	16,575	$1.64
Lancelot	05/18/2012	Common	16,575	$1.67
Lancelot	05/29/2012	Common	2,897	$1.6388
Lancelot	05/29/2012	Common	132,600	$1.6816
Lancelot	05/30/2012	Common	33,150	$1.6887
Lancelot	05/30/2012	Common	19,890	$1.6744
Lancelot	05/30/2012	Common	33,150	$1.69
Lancelot	05/31/2012	Common	33,150	$1.682
Lancelot	05/31/2012	Common	22,542	$1.6488
Lancelot	05/31/2012	Common	10,608	$1.6431
Lancelot	06/15/2012	Common	13,300	$2.015
Lancelot	06/15/2012	Common	3,325	$2.0097
Lancelot	06/15/2012	Common	9,975	$2.0423
Lancelot	06/15/2012	Common	6,650	$2.03

All of the above transactions were effected on the open market.